Ministry of Finance
Provincial Treasury
Debt Management Branch

620 Superior Street

P.O. Box 9423, Stn Prov Govt

Victoria, British Columbia V8W 9V1

Phone: (778) 698-5908

May 2, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian and Michael Coco

Province of British Columbia

Registration Statement under Schedule B of the Securities Act of 1933

Dear Mr. Nalbantian and Mr. Coco:

The Province of British Columbia (the “Province”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Province’s Registration Statement under Schedule B (File No. 333-285485) of the Securities Act of 1933, as amended (the “Securities Act”) to 9:00 a.m., May 6, 2025, or as soon as practicable thereafter. This request confirms that the Province is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the Province’s securities.

Please notify Jason Lehner of Allen Overy Shearman Sterling US LLP, the Province’s United States counsel, at 212-848-7974, of the effectiveness of the Registration Statement.

Very truly yours,
PROVINCE OF BRITISH COLUMBIA

By:	/s/ David Latham
	Name:	David Latham
	Title:	Director
Corporate Relations and Portfolio Settlements
Debt Management Branch
Provincial Treasury
Province of British Columbia